UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: March 25, 2011

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, BC, Canada
V5J 0C6
(778) 331 5500
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☐ Form 40-F ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K incorporates the Notice of Annual and Special Meeting of Shareholders, Information Circular and Form of Proxy distributed to the Company’s shareholders of record as of March 18, 2010. The Information Circular was provided to shareholders in connection with the Company’s annual and special meeting to be held on April 28, 2011.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)

Date: March 25, 2011	By:	/s/ Jeremy Black Jeremy Black
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO THE SHAREHOLDERS:
NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) will be held at Ritchie Bros. Auctioneers’ offices at 9500 Glenlyon Parkway, Burnaby, British Columbia, V5J 0C6, on Thursday, April 28, 2011 at 11:00 a.m. (Vancouver time), for the following purposes:
(1)	to receive the financial statements of the Company for the financial year ended December 31, 2010 and the report of the Auditors thereon;
(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;
(3)	to appoint the Auditors of the Company to hold office until the next annual meeting of the Company and to authorize the directors to fix the remuneration to be paid to the Auditors;
(4)	to consider and, if deemed advisable, pass an ordinary resolution confirming an amendment to the Company bylaws approved by the directors of the Company to allow and provide for the use of electronic participation at shareholders’ meetings, a full text of which resolution is set out in Schedule “A” in the accompanying Information Circular; and

(5)	to transact such other business as may properly be brought before the Meeting.
Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.
The directors of the Company have fixed the close of business on March 18, 2011 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of March 18, 2011 will be entitled to vote, in person or by proxy, at the Meeting.
Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting, whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.
DATED at Vancouver, British Columbia, as of this 25th day of March, 2011.
By Order of the Board of Directors
Jeremy Black

Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
Unless otherwise provided, the information herein is given as of February 28, 2011.
Solicitation of Proxies
This Information Circular is being furnished to the shareholders of the Company in connection with the solicitation of proxies for use at the Annual and Special Meeting to be held on April 28, 2011 (the “Meeting”) by management of the Company. The solicitation will be primarily by mail; however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company may also pay brokers or other persons holding common shares of the Company (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Company.
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING
PROPOSAL 1: Election of Directors
Under the Articles of Amalgamation of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of ten (10) and the board of directors (the “Board”) is authorized to determine the actual number of directors within that range to be elected from time to time. The Company currently has seven (7) directors. Each director of the Company is elected annually and holds office until the next annual meeting of shareholders of the Company unless he or she sooner ceases to hold office. The Articles of the Company also provide that the Board has the power to increase the number of directors at any time between annual meetings of shareholders and appoint one or more additional directors, provided that the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting. The Board of the Company has determined that the number of directors to be elected at the Meeting shall be seven (7).
The Company intends to nominate each of the persons listed below for election as a director of the Company. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.
The information presented in the table below has been provided by the respective nominee as of February 28, 2011. The number of Common Shares owned, controlled or directed includes Common Shares beneficially owned, directly or indirectly (other than stock options), or over which control or direction is exercised by the proposed nominee. See the table following for disclosure of stock option information.

ROBERT WAUGH MURDOCH Residence: Salt Spring Island, B.C., Canada Age: 69 Independent Director since: February 20, 2006 Shares owned, controlled or directed: 17,267(1)	Mr. Murdoch is currently Chairman of the Board of Directors of the Company, a position he has held since 2008. Mr. Murdoch is a corporate director and spent most of his career with Lafarge, S.A. and affiliates (NYSE: “LR”; Paris Stock Exchange (Eurolist): “LG”), starting in Vancouver in 1967 and retiring from the position of President and Chief Executive Officer of Lafarge North America Inc. (NYSE and TSX: “LAF”), North America’s largest diversified supplier of construction materials, in 1992. Mr. Murdoch was a member of the Board of Lafarge, S.A., the Paris-based parent company of Lafarge North America, until 2005. Mr. Murdoch holds a Bachelor of Laws degree from the University of Toronto.

Committees:

Member of the Nominating and Corporate Governance Committee. Other directorships:
Timberwest Forest Corp. (TSX: “TWF.un” — a public forestry company) — Director; Member of the Governance and Human Resources Committee; Member of the Real Estate Committee.

Lafarge, S.A. — International Advisory Board member.

Lallemand Inc. (a private company specializing in the development, production and marketing of yeasts and bacteria products) — Director.

Weatherhaven Inc. (a private company supplying portable shelter systems) — Advisory Board Chair.

Shawnigan Lake School (a not for profit) — Director and Vice-Chair.

PETER JAMES BLAKE Residence: Vancouver, B.C., Canada Age: 49 Independent Director since: December 12, 1997 Shares owned, controlled or directed: 149,768	Mr. Blake is currently Chief Executive Officer of the Company, a position he has held since 2004. Prior to his appointment, Mr. Blake held various positions with the Company, including Chief Financial Officer (1997-2004), Vice President, Finance (1994 to 1997) and Controller (1991 to 1994). Mr. Blake joined the Company in 1991 and is a Chartered Accountant and has a bachelor of Commerce Degree from the University of Alberta.

Committees:

N/A Other directorships:
BCIT Foundation (a not for profit) — Director. West Point Grey Academy (a not for profit) — Director.
CHRISTOPHER ZIMMERMAN Residence: Manhattan Beach, CA, USA Age: 51 Independent Director since: April 11, 2008 Shares owned, controlled or directed: 4,268	Mr. Zimmerman is currently President of Easton Sports, Inc, a designer, developer and marketer of sports equipment and accessories, a position he has held since March 2010. Prior to joining Easton Sports, Mr. Zimmerman was President and Chief Executive Officer of Canucks Sports and Entertainment, a sports entertainment company in Vancouver, B.C, from 2006 until 2009. Before joining them, Mr. Zimmerman was the President and Chief Executive Officer of Nike Bauer Inc., a hockey equipment company. Prior to this appointment in March 2003, Mr. Zimmerman was General Manager of Nike Golf USA, in Beaverton, Oregon. He joined Nike Golf in 1998 after spending 16 years in a variety of senior advertising positions, including USA Advertising Director for the Nike Brand and Senior Vice President at Saatchi and Saatchi Advertising in New York. Mr. Zimmerman has an MBA from Babson College.

Committees:

Member of the Compensation Committee.

ERIC PATEL Residence: Vancouver, B.C., Canada Age: 54 Independent Director since: April 16, 2004 Shares owned, controlled or directed: 16,857	Mr. Patel is currently a business consultant and corporate director, having resigned in 2010 from the position of Chief Financial Officer of Pembrook Mining Corp., a private mining company he joined in 2007. Prior to joining Pembrook, Mr. Patel was the CFO of Crystal Decisions, Inc., a privately held software company. Mr. Patel joined Crystal Decisions in 1999 after holding executive level positions, including that of CFO, with University Games, Inc., a privately held manufacturer of educational toys and games. Before 1997, Mr. Patel worked for Dreyer’s Grand Ice Cream as Director of Strategy, for Marakon Associates strategy consultants and for Chemical Bank. Mr. Patel holds an MBA degree from Stanford University.

Committees:

Chair of the Nominating and Corporate Governance Committee. Member of the Audit Committee. Other directorships:
ACL Services Ltd. (a private software company) — Advisory Board member. B.C. Social Venture Partners (a not for profit) — Treasurer. Daiya Foods Inc. (a private food company) — Director.
EDWARD BALTAZAR PITONIAK Residence: West Vancouver, B.C., Canada Age: 55 Independent Director since: July 28, 2006 Shares owned, controlled or directed: 4,533	Mr. Pitoniak is currently a corporate director. Mr. Pitoniak retired in 2009 from the position of President and Chief Executive Officer and Director of bcIMC Hospitality Group, a hotel property and brand ownership entity (formerly a public income trust called Canadian Hotel Income Properties Real Estate Investment Trust (CHIP) — TSX: “HOT.un”), where he was employed since January 2004. Mr. Pitoniak was also a member of CHIP’s Board of Trustees before it went private. Prior to joining CHIP, Mr. Pitoniak was a Senior Vice-President at Intrawest Corporation (TSX: “ITW”; NYSE “IDR” — a ski and golf resort operator and developer) for nearly eight years. Before Intrawest, Mr. Pitoniak spent nine years with Times Mirror Magazines, where he served as editor-in-chief and advertising director with Ski Magazine. Mr. Pitoniak has a Bachelor of Arts degree from Amherst College.

Committees:

Chair of the Compensation Committee. Other directorships:
Brentwood College School — Governor.
BEVERLEY ANNE BRISCOE Residence: Vancouver, B.C., Canada Age: 56 Independent Director since: October 29, 2004 Shares owned, controlled or directed: 12,700	Ms. Briscoe is currently owner and President, Briscoe Management Ltd., a consulting company that she has owned since 2004. From 2003 to 2007, Ms. Briscoe was also Chair of the Industry Training Authority for BC. Ms. Briscoe’s previous employment includes: from 1997 to 2004 she was President and owner of Hiway Refrigeration Limited; from 1994 to 1997 she was Vice President and General Manager of Wajax Industries Limited; from 1989 to 1994 she was CFO for the Rivtow Group of Companies; from 1983 to 1989 she held various executive positions with several operating divisions of The Jim Pattison Group; and from 1977 to 1983 she worked with a predecessor firm of PricewaterhouseCooopers. Ms. Briscoe is a Fellow of the Institute of Chartered Accountants and has a Bachelor of Commerce degree from the University of British Columbia.

Committees:
Chair of the Audit Committee. Member of the Nominating and Corporate Governance Committee. Other directorships:
Goldcorp Inc. (TSX: “G”; NYSE: “GG” — a public gold and precious metal company) — Director; Chair of the Audit Committee and a member of the Environmental Health and Safety Committee.

Forum of Women Entrepreneurs (a not for profit) — Director.

Minerva Foundation (a not for profit) — Director & Treasurer.

JAMES MICHAEL MICALI Residence: Boston, MA, USA Age: 63 Director since: April 25, 2008 Shares owned, controlled or directed: 3,837 (2)	Mr. Micali is a senior advisor and limited partner of Azalea Fund III and Azalea Capital (a private equity fund) and was a consultant to Michelin North America until 2009. He is also counsel to Ogletree Deakins, a labour and employment law firm and was an adjunct professor of Furman University until 2009. Mr. Micali retired in 2008 from the position of Chairman and President of Michelin North America, where he had responsibility for Michelin’s operations in North America. He started his career with Michelin in 1977 and had responsibility for many of Michelin’s major business functions, including strategic planning, sales and marketing, customer service, mergers and acquisitions, finance, legal, information systems, human resources and external relations. Prior to joining Michelin, Mr. Micali practiced law in Providence, Rhode Island; he obtained his legal education from Boston College Law School and was admitted to the bars of Rhode Island and Massachusetts. Mr. Micali also served on the board of directors of Lafarge North America, a supplier of construction materials (NYSE and TSX: “LAF”) from 2003 until May 2006.

Committees:

Member of the Audit Committee. Member of the Compensation Committee. Other directorships:
Sonoco Products Company (NYSE: “SON” — a global supplier of industrial and consumer packaging solutions) — Director; member of Compensation, Audit and Governance, and Executive Committees.

SCANA Corporation (NYSE: “SCG” — an energy production and distribution company) — Director; member of Nuclear Oversight and Personnel Committees.

American Tire Distributors Holdings, Inc. (a private tire wholesaler company) — Director.

Sage Automotive Industries, Inc. (a private automotive supplier) — Director and Chair.

Humphrey Companies, LLC (a private equity company) — Advisory Board member.
Notes:

(1)	In addition to the shares owned directly by Mr. Murdoch, his spouse also owns 2,100 Common Shares, which are included in the 17,267 shares.

(2)	These shares are held jointly by Mr. Micali and his spouse.
The Company is not aware that any of the above nominees will be unable or unwilling to serve as a director of the Company; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees who the Board, in its discretion, may select.

In addition to the information presented above regarding Common Shares beneficially owned, controlled or directed, one director of the Company held the stock options set out in the following table as of February 28, 2011. None of the Company’s non-executive directors have been granted stock options since their appointment. The Company ceased granting options to non-executive directors in 2004, and will not grant them in the future, in accordance with its Policy Regarding the Granting of Equity-Based Compensation Awards. The options granted to Mr. Blake, the CEO of the Company, prior to 2009 vested one year from their respective grant dates and options granted to Mr. Blake on March 5, 2009 and March 11, 2010 vest over a three year period in equal amounts on the anniversary date of the grant. All options granted to Mr. Blake have expiry dates of ten years from each respective grant date, subject to early termination, as set out in the relevant option agreement.

			Number of
			Options	Exercise	Total	Total
Nominee	Grant Date	Expiry Date	Granted	Price (U.S.$)	Exercised	Unexercised

Peter Blake	Mar. 11, 2010	Mar. 11, 2020	66,100	$21.82	—	66,100
	Mar. 5, 2009	Mar. 5, 2019	114,800	14.50	—	114,800
	Feb. 28, 2008	Feb. 28, 2018	39,900	24.39	—	39,900
	Mar. 1, 2007	Mar. 1, 2017	51,000	18.67	—	51,000
	Jan. 24, 2006	Jan. 24, 2016	72,000	14.70	—	72,000
	Jan. 25, 2005	Jan. 25, 2015	62,400	10.80	61,000	1,400
	Feb. 13, 2004	Feb. 13, 2014	67,200	8.82	67,200	—
	Jan. 30, 2003	Jan. 30, 2013	90,000	5.18	90,000	—
	Feb. 11, 2002	Feb. 11, 2012	25,800	4.35	25,800	—
	Jan. 31, 2001	Jan. 31, 2011	48,000	3.89	48,000	—

			637,200		292,000	345,200

Mr. Murdoch is currently the Chairman of the Board and is an independent director and therefore, the Company’s Board has not appointed a Lead Director. Any shareholder wishing to contact the Chairman of the Board may do so by phoning 778-331-5300 or by sending an email to LeadDirector@rbauction.com.
Additional disclosure relating to the Company’s Audit Committee as required under Multilateral Instrument 52-110 is contained in the Company’s Annual Information Form under the heading “Audit Committee Information”. The Annual Information Form of the Company has been filed on SEDAR and is available on their website at www.sedar.com. A copy of the Company’s Annual Information Form may also be obtained by making a request to the Corporate Secretary of the Company.
Board and Committee Attendance
The following tables present information about Board of Directors and Committee meetings and attendance by directors at such meetings for the year ended December 31, 2010. The overall 2010 attendance record by directors at Board and Committee meetings was 98%.
Board and Committee Meetings Held

Number of Meetings
Board of Directors	7
Audit Committee	4
Compensation Committee	4
Nominating and Corporate Governance Committee	5

Summary of Attendance of Directors

Nominating &
Corporate
		Audit	Compensation	Governance
	Board	Committee	Committee	Committee
Director	Meetings	Meetings	Meetings	Meetings
Robert Murdoch	7 of 7 (Chair)	N/A	N/A	5 of 5
Peter Blake	7 of 7	N/A	N/A	N/A
Eric Patel	7 of 7	4 of 4	N/A	5 of 5 (Chair)
Beverley Briscoe	7 of 7	4 of 4 (Chair)	N/A	5 of 5
Edward Pitoniak	7 of 7	N/A	4 of 4 (Chair)	N/A
Christopher Zimmerman	7 of 7	N/A	4 of 4	N/A
James Micali	6 of 7	3 of 4	4 of 4	N/A
Compensation of Directors
In addition to the reimbursement of reasonable travel and lodging expenses, non-executive directors of the Company received the following compensation in 2010:

Amount of Fee
Description of Fee	(U.S.$)
Annual fee for Board Chairman (1)	$200,000
Annual fee for Board Membership (2)	95,000
Annual fee for Committee chairmanship (excluding Audit Committee)	10,000
Annual fee for Audit Committee chairmanship	15,000
Meeting fee (per minuted meeting in excess of 30 minutes)	1,500
Teleconference fee (minuted teleconference longer than 30 minutes)	500
Travel fee (3)	1,000

(1)	The annual fee was paid $120,000 in cash (less applicable source deductions) in four equal amounts on a quarterly basis and $80,000 (less applicable source deductions) was paid directly to the administrator under the Company’s Long Term Incentive Plan for Non-Executive Directors (see further discussion below). The Board Chairman is not entitled to additional meeting fees.

(2)	The annual fee was paid $35,000 in cash (less applicable source deductions) in four equal amounts on a quarterly basis and $60,000 (less applicable source deductions) was paid directly to the administrator under the Company’s Long Term Incentive Plan for Non-Executive Directors (see further discussion below).

(3)	A travel fee was paid to non-executive Directors required to travel on a day other than the meeting date when scheduling does not permit travel on the day of the particular meeting. This fee is on top of reimbursement for travel expenses.

The total fees paid by the Company to the Board in 2010 were U.S.$824,000. There were no other arrangements under which non-executive directors were compensated during 2010. No non-executive directors earned any compensation during 2010 for consultancy or other services provided to the Company. No share-based awards, options, non-equity incentive compensation or pension were granted to non-executive directors in 2010. Employee directors do not receive additional compensation for their participation in Board or committee activities. Compensation by director for the year ended December 31, 2010 was as follows (all amounts in U.S. dollars):

	Board Fees /		Committee	Meeting	Travel
Director	Board Chair Fees		Chair Fees	Fees	Fees	Total Fees
Robert Murdoch	$200,000	(1)	Nil	Nil	$6,000	$206,000
Peter Blake	Nil		Nil	Nil	Nil	Nil
Eric Patel	95,000	(2)	$10,000	$21,500	1,000	127,500
Beverley Briscoe	95,000	(2)	15,000	21,500	1,000	132,500
Edward Pitoniak	95,000	(2)	10,000	16,000	2,000	123,000
Christopher Zimmerman	95,000	(2)	Nil	15,000	6,000	116,500
James Micali	95,000	(2)	Nil	18,000	6,000	119,000

Total	$675,000		$35,000	$92,000	$22,000	$824,000

(1)	$120,000 of the $200,000 was paid in cash to Mr. Murdoch (less applicable source deductions) and $80,000 (less applicable source deductions) was paid by the Company subsequent to year end to the administrator under the Long Term Incentive Plan for Non-Executive Directors (see description below) as contributions by Mr. Murdoch to the plan.

(2)	$35,000 of the $95,000 was paid in cash (less applicable source deductions) and $60,000 (less applicable source deductions) was paid by the Company subsequent to year end to the administrator under the Long Term Incentive Plan for Non-Executive Directors (see description below) as contributions by each of Mr. Patel, Ms. Briscoe, Mr. Pitoniak, Mr. Zimmerman and Mr. Micali to the plan.
For additional disclosure in relation to Board of Directors and Corporate Governance, please refer to the section “Report on Corporate Governance” on page 22.
PROPOSAL 2: Appointment of Auditors
The Company proposes that KPMG LLP, Chartered Accountants of Vancouver, British Columbia, be appointed as Auditors of the Company for the year ending December 31, 2011 and that the Audit Committee be authorized to fix their remuneration. KPMG LLP has been the Auditors of the Company and its predecessors since 1974. The Audit Committee is satisfied that KPMG LLP meets the relevant independence requirements and is free from conflicts of interest that could impair their objectivity in conducting the Company’s audit. The resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.
In addition to retaining KPMG LLP to audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2010, the Company retained KPMG LLP to provide various non-audit services in 2010. The Audit Committee is required to pre-approve all non-audit related services performed by KPMG LLP. The aggregate fees billed for professional services by KPMG LLP and its affiliates around the world during fiscal 2010 and 2009 were as follows:

	Fiscal 2010	Fiscal 2009
Audit Fees	$1,233,100	$1,254,600
Audit-Related Fees	153,800	37,300
Tax Fees	504,400	494,200
All Other Fees	—	—

Total Fees	$1,891,300	$1,786,100

The nature of each category of fees is as follows:
Audit Fees:
Audit fees were paid for professional services rendered by the auditors for the audit and interim reviews of the Company’s consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:
Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.
Tax Fees:
Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).
The Audit Committee is responsible for the appointment, compensation and oversight of the work of the Company’s independent auditor and is required to pre-approve all non-audit related services performed by KPMG LLP. Accordingly, the Audit Committee has adopted a pre-approval policy. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services.
PROPOSAL 3: Confirmation of the amendment to the Company Bylaws
The Board of Directors of the Company approved an amendment to the Company bylaws to allow and provide for electronic participation at shareholders’ meetings of the Company as and when the Board of Directors may deem appropriate. Such amendment to the Company Bylaws will allow the Board of Directors the flexibility to provide for electronic participation at shareholders’ meetings in an efficient and secure manner. Such amendment to the Bylaws requires the confirmation of the shareholders of the Company. The amendment provides that the Board of Directors of the Company may determine the manner in which electronic participation at shareholders’ meetings will be provided for and when it is appropriate to so provide. The intention of the Board of Directors after confirmation of such amendment to the Company Bylaws is to generally allow for electronic participation at shareholders’ meetings as long as such electronic participation may be conducted in a reasonably secure, orderly and efficient manner and in compliance with the requirements under the Canada Business Corporations Act and applicable securities laws.
Voting of Proxies and Recommendation of Board
It is intended that all proxies received by the Company will be voted in favour of the confirmation of the amendment to the Company Bylaws, unless a proxy contains express instructions to vote against such confirmation of the amendment. The text of the resolution confirming the amendment to the Bylaws is set forth in Schedule “A” hereto. If the amendment to the Bylaws is not approved by shareholders at the Meeting, such amendment will not be enacted.
The Board of Directors of the Company recommends that shareholders vote in favour of the resolution confirming the amendment to the Company Bylaws.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than as disclosed elsewhere in this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as set out herein, to the Company’s knowledge, no “informed person” (as defined under Multilateral Instrument 51-102) of the Company, any proposed director of the Company or any associate or affiliate of such persons, has had or has any material interest, direct or indirect, in any transaction since January 1, 2010 or in any proposed transaction which, in either case, has materially affected or is expected to materially affect the Company or any of its subsidiaries.
STATEMENT OF EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
Composition of the Compensation Committee
The Compensation Committee of the Company currently consists of Messrs. Pitoniak, Zimmerman and Micali. The Board has determined that all three members of the Compensation Committee are independent directors (as defined under applicable securities legislation).
Compensation Discussion and Analysis
The Company’s policy with respect to the compensation of the Chief Executive Officer, the Chief Financial Officer and the Company’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (such officers are hereafter collectively called the “Named Executive Officers”) is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals, including long-term earnings growth and return on invested capital goals; and (3) ensure that the interests of management and the Company’s shareholders are aligned and that the compensation packages are fair to senior management, employees, the shareholders and other stakeholders.
The Company’s strategy is to pay for performance, with the aim of paying total cash compensation at or above the median (50th percentile) for comparable companies, with top performers achieving total direct compensation above the 75th percentile when the Company over achieves its earnings targets. In addition, the Company believes in pay at risk for the Chief Executive Officer and the other Named Executive Officers, as well as all senior management of the Company. As any employee’s responsibility increases, so does the amount of pay at risk, which the Company believes is important for aligning executive compensation with shareholder interests. As employees move to higher levels of responsibility with more direct influence over the Company’s strategy and performance, their base salary as a percentage of total direct compensation decreases and they have a higher percentage of pay at risk.
In 2008, the Compensation Committee retained the services of Mercer Canada Ltd. (“Mercer”) to conduct a formal review of the Company’s executive compensation arrangements. The first step in the review was to define the group of comparable companies against which the Company’s compensation practices would be compared and evaluated. The Company has no direct peers in the industrial auction sector, so this step involved defining and developing the methodology for identifying comparable companies. Together with Mercer, the Committee cited net income and market capitalization as the key financial metrics that would define the comparable group of companies. Net income and market capitalization were chosen because they are the primary financial value produced for the Company’s shareholders, and because, in the Committee’s and Mercer’s view, neither of the Company’s key revenue-related metrics would yield meaningful comparisons. Gross auction proceeds would potentially overstate the Company’s financial scale, while the Company’s auction revenues would potentially understate the complexity and scale of the Company’s value creation process and its profitability. Using net income and market capitalization as the key financial metrics, Mercer developed a group of 315 comparable companies, located in both the United States and Canada and across diverse industries.

Mercer concluded that the structure and philosophy of the Company’s compensation programs were in line with the identified comparable companies, as to the relative balance of base salary, and short-term and long-term incentive compensation. In general, Mercer found that most Named Executive Officers were receiving total cash compensation in line with market medians for comparable companies, with only the Company’s Chief Executive Officer notably below the median. The Compensation Committee and Board of Directors of the Company have since increased the Chief Executive Officer’s compensation to reduce this unintended gap.
Apart from Mercer’s findings, the Committee in making its determination on executive compensation also took into consideration other factors and information, including, but not limited to, various individual and overall corporate performance reviews and other relevant indicators. The Company paid total fees of U.S.$28,611 to Mercer in 2008 to complete this engagement. The Company also paid fees of U.S.$28,142 to Mercer in 2008 to complete a formal review of the Company’s compensation program for directors. The Company did not engage Mercer for any services in 2010, though the Committee does intend to engage a compensation consultant again in 2011.
The total cash compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company consists primarily of base salary and an incentive bonus tied to the Company’s financial performance, together with amounts earned in accordance with the Company’s executive long term incentive plan (the “ELTIP”). All Named Executive Officers also receive annual stock option grants in accordance with the Company’s stock option plan (see “Option-based awards — Stock Option Plan” below). The imputed fair value of options granted using the Black-Scholes option pricing model is considered in the determination of total direct compensation, as is the value of benefits and any other perquisites received by a particular individual. The Company believes that the mix of base salary, performance-based bonus and participation in the ELTIP and stock option plan creates a balanced approach to executive compensation consistent with the compensation principles of the Company stated above.
The CEO’s total direct compensation was comprised of the following components in 2010, which are described in more detail in the discussion below:

	Amount
Component of CEO’s Direct Compensation	(U.S.$)	Percentage	Metric
Base salary(1)	$553,000	49%	Set by the Committee.
Short term incentive bonus award	Nil	Nil	Formula driven based on Company earnings performance compared to Board approved target (see below).
Executive long-term incentive plan award	125,000	11%	Maximum award (see below).
Stock options — fair value (earned in 2010; granted in 2011)	456,000	40%	80% of January 1, 2010 base salary (see below).

Total direct compensation	$1,134,000		62% of the 50th percentile for comparable companies.

(1)	The CEO’s base salary is set and paid in Canadian dollars and translated into U.S. dollars for the purposes of this table at the average exchange rate for the year of US$0.97 to CA$1. His base salary was CA$570,000.
Apart from considering the salary levels of comparable executives with similar responsibilities and experience at comparable companies, in determining the base salary and other compensation received by the Chief Executive Officer, the Compensation Committee took into consideration the individual performance of the Chief Executive Officer and the Company’s overall performance for the year, and completed a detailed assessment of these factors for presentation to the Board. These considerations included the Company’s pre-tax earnings performance for the year measured against the earnings target set out below, the return on invested capital performance for the year, and the Chief Executive Officer’s achievement of strategic objectives as outlined in the Company’s strategic plan, as well as the achievement of various individual performance objectives. The Chair of the Compensation Committee also interviewed all officers of the Company who directly report to the Chief Executive Officer to provide a full 360-degree view of his performance.

Base salary levels for the Named Executive Officers other than the Chief Executive Officer have been determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s assessment of each Named Executive Officer’s individual performance; (ii) the scope of each executive’s job responsibilities; and (iii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to those of the Named Executive Officers of the Company. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee, including the Mercer review described above.
The aggregate executive short term incentive bonus pool amount is linked directly to a formula that provides for specified increases in the bonus pool amount as pre-tax earnings (adjusted to exclude amounts not considered part of the Company’s normal operations) approach the target level established by the Compensation Committee and approved by the Board of Directors at the beginning of the year, and for accelerated increases in the bonus pool if adjusted pre-tax earnings exceed the target level. Pre-tax earnings are chosen as the metric for executive incentive bonus because pre-tax earnings directly drive shareholder value through earnings per share and are an element over which executives of the Company can have the most direct influence by their performance. The pre-tax earnings target for purposes of the 2010 incentive bonus calculation was $135.0 million. At that level, the bonus pool available to the participants in the executive incentive bonus program (being vice-presidents and above) would have been equal to 50% of the combined base salaries of Vice Presidents and 60% of the combined base salaries of Senior Vice Presidents and above. The amount of such bonuses is not subject to any minimum amount but is subject to a maximum of 200% of the combined base salaries of the participants. The Company achieved adjusted pre-tax earnings of $91.5 million for 2010, or 68% of the earnings target, resulting in no executive incentive bonus pool. The maximum incentive bonus pool would have been earned in 2010 if the Company had achieved 125% of its earnings target for the year.
The actual allocation of incentive bonus amounts to participants in the executive bonus pool is based on a process involving peer reviews and individual performance reviews of such executives by the Chief Executive Officer. A similar formula is used to calculate a portion of the Chief Executive Officer’s annual bonus award. The Compensation Committee undertook a formal evaluation process involving interviews with members of senior management and a review of performance targets and objectives of the Chief Executive Officer to determine the remainder of his bonus for 2010. This allocation approach involving peer reviews and performance reviews reflects the Company’s belief that overall success of the Company is driven by individual performance together with good teamwork.
The Chief Executive Officer and other Named Executive Officers also participate in the Company’s ELTIP. The fundamental purpose of the ELTIP is to facilitate senior management’s direct investment in and ownership of Common Shares. ELTIP entitlement is earned by reference to the Company’s pre-tax return on invested capital (“ROIC”) on a rolling three-year basis. Each participant’s ELTIP award is based on a straight-line calculation, with entitlement starting when 70% of the ROIC target is achieved; 100% of the ELTIP entitlement will be earned when the ROIC target is fully achieved. The ROIC target approved by the Board for 2009 to 2011 (inclusive) is 20% (before tax). No entitlement will be earned if the Company’s rolling three-year ROIC falls below 14%. The Company’s rolling three-year average ROIC as at December 31, 2010 was 20%.
The Named Executive Officers including the Chief Executive Officer but excluding the Chief Financial Officer are entitled to a maximum cash ELTIP award of U.S.$125,000, and this is paid by the Company when they contribute an equivalent amount to the ELTIP, to be invested by the administrator in Common Shares purchased on the New York Stock Exchange. The Chief Financial Officer is entitled to a maximum cash ELTIP award of U.S.$100,000. Awards may be carried forward for one year should a participant choose not to contribute to the ELTIP in a particular year. Please refer to the “Executive Long Term Incentive Plan” section below for further information. The Company believes that participation in the Company’s ELTIP, including the share ownership guidelines discussed below, and stock option plan aligns the interest of executives of the Company with those of the shareholders.

Stock options are granted under the Company’s stock option plan in accordance with the Company’s Policy Regarding the Granting of Equity-Based Compensation Awards and the value, calculated in accordance with the Black Scholes option pricing model, of each award is set at a specified percentage of each executive’s base salary. For Named Executive Officers other than the Chief Executive Officer, President, Chief Financial Officer and Chief Operating Officer the option award amount is 60% of their respective base salaries. The Chief Executive Officer, President and Chief Operating Officer are entitled to stock option grants of at least 80% of each of their respective base salaries, with increases beyond this percentage at the discretion of the Compensation Committee and Board. The Chief Financial Officer is entitled to stock option grants with a value equal to 30% of his base salary.
The Committee regularly reviews the relative emphasis of each of the various components of compensation for senior executives referred to above to ensure that the structure of the Company’s executive compensation meets the desired results and objectives of the Company’s executive compensation philosophy and provides the appropriate level of reward for past performance and incentive for future work and development.
The Company’s Board of Directors has approved an updated short-term incentive plan for all of the Company’s senior management team, including the Named Executive Officers. The plan will move to a scorecard system with each individual participant’s short term incentive being determined by their personal performance relative to goals established at the beginning of the year and the Company’s earnings performance relative to a target set by the Board of Directors at the beginning of the year. The new short-term incentive plan will be described in more detail in the Company’s Information Circular for the 2012 Annual Meeting of Shareholders.
The Compensation Committee has reviewed and discussed this discussion and analysis with the Board of Directors and management and is satisfied that it fairly and completely represents the philosophy, intent, and actions of the Compensation Committee with regards to executive compensation.

Performance graph
The following graph compares the percentage change in the value of U.S.$100 invested in Common Shares of the Company with U.S.$100 invested in the S&P / TSX Composite Index and Russell 2000 Index from December 31, 2005 to December 31, 2010 (the Company’s most recent financial year end).

	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010
Ritchie Bros. Auctioneers (RBA)	100	129	198	155	162	167

S&P / TSX Composite Index	100	115	123	78	104	119

Russell Global Index	100	117	114	74	93	116

CEO Cash Compensation	100	111	126	114	125	92
Option-based awards
Stock Option Plan
The Company has a stock option plan that provides for the award of stock options to employees, directors and officers of the Company and to other persons approved by the Compensation Committee. The Company obtained shareholder and applicable regulatory approval to amend and restate the stock option plan in April 2007 (the amended and restated plan is referred to hereunder as the “stock option plan”).
As of the date of this Information Circular, the maximum number of Common Shares reserved for issuance from the effective date of the amendment and restatement of the stock option plan is 10,200,000 Common Shares, of which 1,355,270 Common Shares (being approximately 1% of total issued and outstanding shares) have been issued, 3,070,991 Common Shares are reserved for issuance upon exercise of options that have been granted (approximately 3% of total issued and outstanding shares) and 5,773,739 Common Shares (approximately 5% of total issued and outstanding shares) remain available for future options to be granted.
Stock options are granted at the closing market price of the Common Shares on the NYSE as of the grant date. Under the stock option plan, the maximum number of Common Shares issued and reserved for issuance to non-executive Directors of the Company upon exercise of options must not exceed 0.3% of the issued and outstanding Common Shares. The number of Common Shares issued to “Insiders” under the stock option plan, when combined with the Company’s other security-based compensation arrangements, within any one-year period cannot exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issuable to Insiders at any time cannot exceed 10% of the issued and outstanding Common Shares.

Options granted under the stock option plan are subject to vesting conditions imposed by the Compensation Committee as set out in the relevant option agreements. For options granted under the stock option plan before December 31, 2008, the Compensation Committee has generally provided in option agreements that options are subject to vesting one year from the grant date and are not transferable. Furthermore, for options granted before December 31, 2008, the Compensation Committee has generally provided in option agreements that the options will expire on the earlier of:
(a)	10 years from the date of grant;
(b)	30 days from the date on which the optionee ceases to be employed by, or provide services to, the Company;
(c)	180 days from the date of death if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the 30-day period described in clause (b) above; or,
(d)	immediately upon termination if the termination of employment is with cause.
The stock option plan has provisions that take into account the Company’s policy with respect to making grants only during specific trading windows and if the expiry date of an option falls during a “Black Out Period”, the expiry date will be extended to the fifth business day following the expiry of such period.
On February 24, 2009 the Company’s Board of Directors approved certain amendments to the Company’s stock option grant practices. Unless otherwise determined by the Compensation Committee, options granted after this date to the Company’s Vice Presidents and above will generally vest equally over three years from the grant date. All options granted on or after this date have a term of 10 years from the date of grant subject to the following:
(a)	in the case of termination without cause (excluding voluntary termination) — immediate vesting of all unvested options and the optionee will have 90 days from the date on which the optionee ceases to be employed by the Company to exercise all options;
(b)	in the case of voluntary termination (other than retirement) — immediate cancellation of all unvested options and the optionee will have 90 days to exercise vested options;
(c)	in the case of retirement — all unvested options will continue to vest after retirement in accordance with the existing vesting schedule for those particular options and all options will expire on the earlier of three years from the date of retirement and the option 10-year expiry date;
(d)	in the case of death — all unvested options will vest immediately and the optionee’s legal representative will have 365 days from the date of death to exercise the options if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the periods described in clauses (a), (b) and (c) above; or,
(e)	in the case of termination with cause — all options with expire immediately upon termination.
Options granted to non-executive employees on or after February 24, 2009 will generally continue to be subject to vesting one year from the grant date and will also be subject to the new termination provisions described above. Furthermore, stock option agreements for options granted on or after February 24, 2009 generally provide that the Compensation Committee may shorten the vesting period if the Compensation Committee considers doing so would be in the best interest of the Company.
The stock option plan also provides that the Compensation Committee has the right to suspend, amend or terminate the stock option plan without approval of optionees or shareholders (provided that no such suspension, amendment or termination will materially prejudice the rights of any optionee under any previously granted option without the consent or deemed consent of such optionee), including, without limitation:
(a)	to avoid any additional tax on optionees under Section 409A of the United States Internal Revenue Code or other applicable tax legislation;

(b)	to change the eligibility for and limitations on participation in the stock option plan (other than participation by non-executive Directors in the stock option plan);
(c)	to make any addition to, deletion from or alteration of the provisions of the stock option plan that are necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;
(d)	to make any amendment of a typographical, grammatical, administrative or clerical nature, or clarification correcting or rectifying any ambiguity, defective provision, error or omission in the stock option plan; and
(e)	to change the provisions relating to the administration of the stock option plan or the manner of exercise of the options, including:
(i)	changing or adding any form of financial assistance provided by the Company to the participants that would facilitate purchase of Common Shares under the stock option plan; and
(ii)	adding provisions relating to a cashless exercise (which will provide for a full deduction of the underlying Common Shares from the maximum number reserved under the stock option plan for issuance).
However, the following amendments to the stock option plan can only be made with shareholder approval:
(a)	any increase in the maximum number of Common Shares that may be issued pursuant to the exercise of options granted under the stock option plan;
(b)	any reduction in exercise price or cancellation and reissue of options;
(c)	any amendment that extends the term of an option beyond the original 10 year expiry date;
(d)	any amendment to “Eligible Participants” that may permit the introduction or reintroduction of non-executive Directors on a discretionary basis, if at any time, the stock option plan is further amended to exclude participation by non-executive Directors;
(e)	any amendment that increases limits previously imposed on non-executive director participation;
(f)	any amendment that would permit equity based awards granted under the stock option plan to be transferable or assignable other than for normal estate settlement purposes;
(g)	any amendment to increase the maximum limit of the number of securities that may be issued to insiders of the Company within any one year period or issuable to insiders of the Company at any time under the stock option plan, or when combined with all of the Company’s other security based compensation arrangements, which could exceed 10% of the total issued and outstanding Common Shares of the Company;
(h)	any addition of provisions relating to a cashless exercise (other than a surrender of options for cash) that does not provide for a full deduction of the underlying Common Shares from the maximum number reserved for issuance under the stock option plan; and
(i)	any amendment to the amending provisions of the stock option plan.
The following table sets out the number of securities authorized for issuance under the Company’s stock option plan as of December 31, 2010:

		Weighted-	Number of Securities
		Average	Remaining Available for
	Number of Securities to be	Exercise Price of	Future Issuance under
	Issued upon Exercise of	Outstanding	Equity Compensation Plans
	Outstanding Options (A)	Options	(Excluding (A))
Equity compensation plans approved by security holders — stock option plan	3,234,776 (3% of total issued and outstanding shares)	$16.57	5,773,739 (5% of total issued and outstanding shares)

Equity-based Compensation Awards Grant Policy
The Company’s Board of Directors has adopted a Policy Regarding the Granting of Equity-Based Compensation Awards (the “Policy”), the terms of which establish guidelines for the granting of options to purchase Common Shares to the Named Executive Officers and other employees of the Company. Under the provisions of the Policy, only the Compensation Committee of the Company’s Board of Directors can authorize the granting of stock options to the Named Executive Officers and other executives of the Company.
The Policy establishes an annual date for the granting of stock options, which falls on the fifth business day following the release of the Company’s results for the most recently completed fiscal year. The Policy prohibits the granting of stock options during black out periods, as defined in the Company’s Policy Regarding Securities Trades by Company Personnel. The Compensation Committee has delegated to the Chief Executive Officer the authority to grant options to purchase up to 150,000 Common Shares of the Company per year to Company employees, provided no one individual is granted options to acquire more than 45,000 Common Shares and provided options are not granted to employees at the Vice-President and above level. Option grants by the Chief Executive Officer must fall within the Company’s established trading windows. All stock options granted in accordance with the Policy must have an exercise price equal to the closing price of the Company’s Common Shares on the New York Stock Exchange on the date of grant.
The Policy is subject to changes and amendments as deemed appropriate by the Board of Directors from time to time.

SUMMARY COMPENSATION TABLE
The following table provides a summary of the compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the three other Named Executive Officers of the Company.
Summary Compensation Table
(all amounts in U.S. dollars)

					Non-equity incentive plan
			Share-	Option-	compensation ($)
			based	based	Annual	Long-term	All other	Total
		Salary(2)	awards	awards(3)	incentive	incentive	compensation	compensation
Name and Principal Position(1)	Year	($)	($)	($)	plans(4)	plans(5)	($)	($)
Peter J. Blake	2010	553,000	Nil	424,362	Nil	125,000	36,400	1,138,762
Chief Executive Officer	2009	486,000	Nil	429,352	321,000	125,000	34,500	1,395,852
	2008	504,000	Nil	210,273	247,700	100,000	30,500	1,092,473
Robert A. McLeod (6)	2010	267,000	Nil	50,076	Nil	100,000	25,400	442,476
Chief Financial Officer	2009	197,000	Nil	41,888	133,500	100,000	20,500	492,888
	2008	158,400	Nil	23,715	63,700	50,000	14,700	312,515
Robert S. Armstrong (7)	2010	301,000	Nil	208,650	Nil	125,000	27,800	662,450
Chief Operating Officer	2009	306,000	Nil	185,504	193,500	125,000	27,000	837,004
	2008	281,000	Nil	98,022	128,300	100,000	24,100	631,422
Guylain Turgeon (8)	2010	371,000	Nil	125,190	Nil	125,000	120,000	741,190
Senior Vice President, Managing	2009	390,000	Nil	129,778	205,000	125,000	115,000	964,778
Director — Europe & Middle East	2008	409,400	Nil	98,222	155,000	100,000	123,000	885,622
Robert K. Mackay (9)	2010	398,000	Nil	238,182	Nil	125,000	19,700	780,882
President	2009	350,000	Nil	247,588	233,500	125,000	17,500	973,588
	2008	375,000	Nil	139,128	188,300	100,000	12,900	815,328

(1)	All Named Executive Officers are employed by wholly-owned subsidiaries of the Company.

(2)	The salary and annual incentive amounts for certain Named Executive Officers were paid in currencies other than the U.S. dollar in 2010 (primarily the Canadian dollar and Euro) and are translated into U.S. dollars for the purposes of the table at the average U.S. dollar exchange rate for the year. The exchange rate used for Canadian dollars was US$0.9708 to CA$1 and the exchange rate used for Euros was US$1.3248 for €1.

(3)	The dollar value of option-based awards is the grant date fair market value of options granted during the respective year using the Black-Scholes option pricing model with the assumptions detailed in the Company’s consolidated financial statements for the applicable year.

(4)	The annual incentive plan awards represent bonuses earned by the Named Executive Officers in the fiscal year noted but paid subsequent to the end of the applicable year.

(5)	Long-term incentive plan awards represent payments made subsequent to the applicable year end in accordance with the Company’s Executive Long Term Incentive Plan adopted in 2004 and amended in 2009 (please see discussion below under “Executive Long Term Incentive Plan”). The amount was used to purchase Common Shares in the open market and those shares are held by an administrator on behalf of the Named Executive Officer, only to be released pursuant to the terms of the Plan.

(6)	Robert McLeod was appointed Chief Financial Officer effective April 25, 2008. Prior to that he was Director, Global Accounting for the Company.

(7)	Robert Armstrong was appointed Chief Financial Officer and Chief Operating Officer effective January 1, 2008, and became Chief Operating Officer on April 25, 2008. He served previously as the Company’s Vice-President Finance, Chief Financial Officer and Corporate Secretary.

(8)	Guylain Turgeon was appointed Senior Vice-President, Managing Director — Europe & Middle East effective January 1, 2008, having served previously as the Company’s Senior Vice-President, Managing Director — European Operations.

(9)	Robert Mackay was appointed President effective January 1, 2008, having previously held the position President — USA, Asia and Australia.

INCENTIVE PLAN AWARDS
Outstanding share-based awards and option-based awards
The following table summarizes all awards outstanding under the Company’s stock option plan at December 31, 2010. The Company had no share-based awards outstanding.

	Option-based Awards
	Number of securities
	underlying	Option exercise		Value of unexercised
	unexercised options	price	Option expiration	in-the-money options
Name	(#)	(U.S. $)	date	(U.S. $)
Peter J. Blake	66,100	21.82	Mar. 11, 2020	81,303
	114,800	14.50	Mar. 5, 2019	981,540
	39,900	24.39	Feb. 28, 2018	N/A
	51,000	18.67	Mar. 1, 2017	223,380
	72,000	14.70	Jan. 24, 2016	601,440
	1,400	10.80	Jan. 25, 2015	17,145
Robert A. McLeod	7,800	21.82	Mar. 11, 2020	9,594
	11,200	14.50	Mar. 5, 2019	95,760
	4,500	24.39	Feb. 28, 2018	N/A
	3,600	18.67	Mar. 1, 2017	15,768
	5,250	14.70	Jan. 24, 2016	43,855
	2,000	4.12	Dec. 6, 2011	37,857
Robert S. Armstrong	32,500	21.82	Mar. 11, 2020	39,975
	49,600	14.50	Mar. 5, 2019	424,080
	18,600	24.39	Feb. 28, 2018	N/A
	12,900	18.67	Mar. 1, 2017	56,502
	15,000	14.70	Jan. 24, 2016	125,300
	11,100	10.80	Jan. 25, 2015	135,938
	12,000	8.82	Feb. 13, 2014	170,760
	15,000	5.18	Jan. 30, 2013	268,125
Guylain Turgeon	19,500	21.82	Mar. 11, 2020	23,985
	34,700	14.50	Mar. 5, 2019	296,685
	18,600	24.39	Feb. 28, 2018	N/A
	23,700	18.67	Mar. 1, 2017	103,806
	33,600	14.70	Jan. 24, 2016	280,672
	19,200	8.82	Jan. 24, 2016	235,136
Robert K. Mackay	37,100	21.82	Mar. 11, 2020	45,633
	66,200	14.50	Mar. 5, 2019	566,010
	26,400	24.39	Feb. 28, 2018	N/A
	33,900	18.67	Mar. 1, 2017	148,482
	48,000	14.70	Jan. 24, 2016	400,960

NOTE:	All of the options listed in the table above, except those with expiry dates of March 5, 2019 and March 11, 2020 had vested and were exercisable as of December 31, 2010.

Incentive plan awards — value vested or earned during 2010

	Option-based awards	Share-based awards	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation Value
	year(1)	year	earned during the year(2)
Name	($)	($)	($)
Peter J. Blake	$353,158	Nil	Nil
Robert A. McLeod	38,738	Nil	Nil
Robert S. Armstrong	165,078	Nil	Nil
Guylain Turgeon	105,227	Nil	Nil
Robert K. Mackay	200,425	Nil	Nil

(1)	Awards were granted in accordance with the Company’s stock option plan in 2010; value vested has been calculated using grant date fair value of options.

(2)	The non-equity incentive plan compensation relates to amounts earned in 2010 and paid in 2011 in accordance with the Company’s executive short term incentive plan, as described above in the Compensation Discussion and Analysis.
Executive Long Term Incentive Plan
The Company’s ELTIP encourages senior employees and officers of the Company to use performance bonus payments to purchase and hold Common Shares through the administrator of the plan. The ELTIP does not involve any issuance of Common Shares from the Company, and the Common Shares so purchased are held in trust by the administrator on behalf of the participant.
ELTIP entitlement is earned by reference to the Company’s pre-tax return on invested capital (“ROIC”) on a rolling three-year basis. Each participant’s ELTIP award is based on a straight-line calculation, with entitlement starting when 70% of the ROIC target is achieved; 100% of the ELTIP entitlement will be earned when the ROIC target is fully achieved. The ROIC target approved by the Board for 2009 to 2011 (inclusive) is 20% (before tax). No entitlement will be earned if the Company’s rolling three-year ROIC falls below 14%. The Company’s rolling three-year average ROIC as at December 31, 2010 was 20%. Participants are entitled to a maximum cash ELTIP award of U.S.$125,000 for participants who are Senior Vice Presidents and above and U.S.$100,000 for participants who are Vice Presidents, and these award amounts are paid by the Company when the participants contribute an equivalent amount of their own funds to the ELTIP.
Funds contributed by participants to the ELTIP are used by the plan administrator to acquire Common Shares in open market purchases on the NYSE during a specific period within the first trading window of the relevant fiscal year, as provided for under the Company’s Policy Regarding Securities Trades by Company Personnel. ELTIP participants agree not to withdraw any Common Shares so held by the administrator unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant). Participants in the ELTIP are subject to share ownership guideline requirements depending on their level of seniority with the Company. Under such guidelines, participants are required to accumulate ownership of Common Shares held under the ELTIP with a minimum share value equal to a specified multiple of such person’s relevant base salary. The specified multiple for senior officers who are members of the Executive Council is three times the participant’s base salary; two times for participants who are Vice-Presidents (or equivalent) but not members of the Executive Council; and one times base salary for participants who are Divisional Managers (or equivalent).
The ELTIP was amended in 2009 to decouple the ELTIP from the Company’s incentive bonus plan, meaning that participants in the ELTIP are allowed to contribute their own funds to the ELTIP in the event their incentive bonus is not sufficient to achieve the full Company matching amount under the ELTIP. This means that ELTIP participants will receive the maximum payment in each year that the rolling three-year ROIC target of 20% is exceeded regardless of their actual bonus. In addition, ELTIP entitlement carries forward for one year — if a participant chooses not to participate in one year, they may use that entitlement the following year, together with the entitlement earned in that year. Any unused entitlement expires automatically after one year.

Commencing in 2009, 25% of the ELTIP funds are invested by the administrator in investment options other than Common Shares. The purpose of this change was to diversify the ELTIP participants’ investment portfolios while still maintaining alignment of their interests with Company shareholders.
The Company has also adopted share ownership guidelines, pursuant to which participants in the ELTIP are required to hold Common Shares with a value at least equal to a certain multiple of their base salary. The multiple of the base salary that is required of participants in the ELTIP depends on the participant’s seniority with the Company, and ranges from one time salary to three times salary.
The Company believes that the ELTIP, together with the Share Ownership Guidelines adopted by the Company, will facilitate the alignment of the interests of the senior employees and officers of the Company with those of the Company’s shareholders by promoting ownership of Common Shares by senior employees and officers and rewarding the creation of shareholder value over the long term.
Long Term Incentive Plan for Non-Executive Directors
The Company adopted a long-term incentive plan for non-executive directors in 2009 (the “Non-Executive Director LTIP”). Under this plan, all non-executive directors use part of their annual retainer to purchase and hold Common Shares through the administrator of the plan. The Non-Executive Director LTIP involves open market purchases rather than issuances of Common Shares from the Company, and the Common Shares so purchased are held by the administrator on behalf of the participant.
Under the Non-Executive Director LTIP, the administrator uses such contributions to acquire Common Shares in open market purchases on the NYSE during a specific period within the first trading window of the relevant fiscal year, as provided for under the Company’s Policy Regarding Securities Trades by Company Personnel. Participants also agree not to withdraw any Common Shares so held by the administrator unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant as a director of the Company). The Company believes that the Non-Executive LTIP will further facilitate the alignment of the interests of the directors with those of the shareholders of the Company.
TERMINATION AND CHANGE OF CONTROL BENEFITS
Termination of Employment, Changes in Responsibility and Employment Contracts
The Company, through wholly-owned operating subsidiaries, has an employment agreement with each of the Named Executive Officers. All such employment agreements may be terminated for other than just cause with between eight weeks and 24 months notice (or less in certain circumstances) or payment in lieu thereof, depending on the jurisdiction of employment and the length of service of the respective Named Executive Officer. In March 2010 the Company implemented a change of control policy applicable to the Named Executive Officers and certain other Board appointed officers of the Company (the “Policy”). The implementation of the Policy was not in response to any known or likely change of control situation.
The main features of the Policy are as follows:

Trigger	Double trigger: (i) change of control; and (ii) termination for other than just cause or constructive dismissal.

Change of control definition	A person or group of persons acquiring or accumulating beneficial ownership of more than 50% of the Common Shares; a person or group of persons holding at least 25% of the Common Shares and being able to change the composition of the Board by having their nominees elected as a majority of the Board; or the arm’s length sale, transfer, liquidation or other disposition of all or substantially all of the assets of the Company, over a period of one year or less.

Timing	Two years following a completed change of control for termination for other than just cause and one year following a completed change of control for constructive dismissal.

Payment amount:	Multiplier:

Annual base salary	Two times annual base salary.

Short-term incentive plan	One and one-half times target bonus (as outlined in the Compensation Discussion and Analysis above), plus one time pro rata target bonus for the year of termination.

Long-term incentive plan	One and one-half times maximum award under the Company’s Long Term Incentive Plan (as outlined in the Compensation Discussion and Analysis above).

Stock option plan	One and one-half times target award amount (based on Black Scholes value option entitlement as a percentage of the Named Executives base salary) for the year in which the termination occurs.

Benefits	Two times annual premium cost for all health, dental and life insurance benefits in effect at termination.

Stock option vesting	Immediate vesting of all unvested stock options.

Stock option termination	All stock options terminate in accordance with the provisions for termination without cause outlined above.
The incremental payments to the Named Executive Officers that the Company would be required to make upon termination in the above situations, assuming the triggering events took place at December 31, 2010, would be as follows:

Incremental payment
Name	($)
Peter J. Blake	$2,639,900
Robert A. McLeod	1,024,500
Robert S. Armstrong	1,477,700
Guylain Turgeon	1,513,800
Robert K. Mackay	1,818,100
Directors and Senior Executives Liability Insurance and Indemnity Agreements
The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. The annual premium paid by the Company in 2010 for this insurance was U.S.$259,425. The Company also has entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporation Act.

REPORT ON CORPORATE GOVERNANCE
The Board of Directors and the Company believe that good corporate governance practices are essential for the effective and prudent operation of the Company and for enhancing shareholder value. The Board’s Nominating and Corporate Governance Committee is responsible for reviewing and, if deemed necessary, recommending changes to the Company’s corporate governance practices.
In June 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practices (the “Instrument”), and a related National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”) established by the Canadian Securities Administrators (CSA), came into effect. The table below sets out disclosure requirements of Form 58 101F1 (as amended) under the Instrument and the Company’s corresponding corporate governance disclosure.
In addition, any foreign private issuer listed on the NYSE is required to report any significant ways in which its corporate governance practices differ from those required for United States companies under NYSE listing standards. The Company is in conformance with the NYSE corporate governance requirements (the “NYSE Rules”) applicable to United States companies.
Additional information about the Company’s corporate governance practices, including copies of the charters of the committees of the Company’s Board of Directors, can be found on the Company’s website at www.rbauction.com.

Disclosure Requirements under 58-101F1	Company Disclosure

1. Board of Directors

(a) Disclose the identity of directors who are independent.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Directors during 2010:

•   Robert W. Murdoch — Chair — independent;

•   Edward B. Pitoniak — independent;

•   Eric Patel — independent;

•   Beverley A. Briscoe — independent;

•   Christopher Zimmerman — independent;

•   James M. Micali — independent; and

•   Peter J. Blake — non-independent — Mr. Blake is the Chief Executive Officer of the Company.

The Board determined the independence of the foregoing directors in accordance with applicable NYSE listing standards and corporate governance rules and, with respect to the Audit Committee, SEC independence standards. The directors who are noted as “independent” above also satisfy the independence requirements under the Instrument and the Guidelines.

The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all material relationships of the directors with the Company and its subsidiaries.

The Board considers Mr. Murdoch, Mr. Patel, Ms. Briscoe, Mr. Pitoniak, Mr. Micali and Mr. Zimmerman to be independent as none of them has any material relationship with the Company. Mr. Blake is not independent as a result of his employment with the Company as CEO. A majority of the directors is independent.

None of the independent directors works in the day-to-day operations of the Company, is party to any material contracts with the Company, receive, directly or indirectly, any fees or compensation from the Company other than as directors, or has any other material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

For directorships of the directors of the Company in other reporting issuers (or equivalent), please refer to the disclosure starting on page 2.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
The independent directors held seven meetings and several informal sessions in 2010 without management present. These meetings were chaired by Mr. Murdoch. Such meetings are scheduled regularly during the year, usually immediately after the Board’s quarterly meetings.

Disclosure Requirements under 58-101F1	Company Disclosure

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Company no longer has a Lead Director because the Chair, Mr. Murdoch, is an independent director. Mr. Murdoch is responsible for the management, development and effective performance of the Board, taking all reasonable measures to ensure that the Board fully executes its mandate.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to disclosure on page 6 for Board and Committee meeting attendance. The Board achieved an attendance record of 99% in 2010. Agenda and materials in relation to Board and Committee meetings are usually circulated to directors for their review in advance of the meetings.

2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board mandate is available on the Company’s website (www.rbauction.com). The mandate of the Board is to supervise management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

• the Canadian Business Corporations Act;

• the Company’s Articles of Amalgamation and By-laws;

• the Company’s Code of Business Conduct and Ethics;

• the charters of the Board committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;

• the Company’s Corporate Governance Guidelines; and

• other applicable laws and Company policies.

The Board or designated Board Committees approve significant decisions that affect the Company and its subsidiaries before they are implemented. The Board or a designated committee oversees the implementation of such decisions and reviews the results. Copies of the Company’s Code of Business Conduct and Ethics and charters of the Board committees can be found on the Company’s website.

The Board meets with the CEO and other executive officers of the Company from time to time to discuss and review internal measures and systems adopted by the management to ensure a culture of integrity throughout the organization.

The Board is involved in the Company’s strategic planning process. The Board is responsible for reviewing and approving strategic initiatives, taking into account the risks and opportunities of the business. Management updates the Board on the Company’s performance in relation to strategic initiatives at least quarterly. Management undertakes an annual strategic planning process, with regular Board involvement in the process and review and approval of the resulting Strategic Plan. During fiscal 2010, there were seven meetings of the Board. The frequency of meetings and the nature of agenda items change depending upon the state of the Company’s affairs.

The Board is responsible for overseeing the identification of the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company include those related to the Company’s underwritten business, ability to sustain and manage growth, reputation and industry. The Audit Committee meets regularly to review reports from management of the Company and discuss significant risk areas with management and the external auditors. The Board ensures that the Company adopts appropriate risk management practices, including a comprehensive enterprise risk management program.

The Board is responsible for choosing the CEO, appointing the Executive Officers and for monitoring their performance. The Compensation Committee is responsible for developing guidelines and procedures for selection and long-range succession planning for the CEO, and the Committee also ensures that processes are in place to recruit qualified senior managers, and to train, develop and retain them. The Board encourages senior management to participate in professional and personal development activities, courses and programs. The Board supports management’s commitment to training and developing its employees.

The Board reviews all the Company’s major communications, including annual and quarterly reports. The Company communicates with its stakeholders through a number of channels including its web site. The Board oversees the Company’s disclosure policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law. Shareholders can provide feedback to the Company in a number of ways, including via e-mail (ir@rbauction.com) or calling a toll-free telephone number (1.800.663.8457). Shareholders are also able to contact directly the Chairman via email or telephone as described on page 5 of this Information Circular. The Company has implemented procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Company’s Code of Business Conduct and Ethics.

Disclosure Requirements under 58-101F1	Company Disclosure

The Board, through the Audit Committee, oversees the effectiveness and integrity of the Company’s internal control processes and management information systems. The Company’s Disclosure Committee reports to the Audit Committee on a quarterly basis on the quality of the Company’s internal control processes. The Company has also adopted a disclosure policy.

The Nominating and Corporate Governance Committee is responsible for reviewing the governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This committee is responsible for the report on corporate governance included in the Company’s Information Circular. The committee monitors best practices among major Canadian and U.S. companies to ensure the Company continues to carry out high standards of corporate governance. The Board has adopted corporate governance guidelines, which are available on the Company’s website.

3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
The entire Board is responsible for the overall governance of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The Board has adopted position descriptions for the CEO and the Chairman. The charters of the Committees of the Board of Directors are considered to be position descriptions for the chairs of the committees. The CEO has overall responsibility for all Company operations.

The Board reviews and approves the corporate objectives for which the CEO is responsible and such corporate objectives form a key reference point for the review and assessment of the CEO’s performance.

The Board has defined the limits to management’s authority. The Board expects management, among other things, to:

• set the appropriate “tone at the top” for all employees of the Company;

• review the Company’s strategies and their implementation in all key areas of the Company’s activities, provide relevant reports to the Board related thereto and integrate the Board’s input into management’s strategic planning for the Company;

• carry out a comprehensive planning process and monitor the Company’s financial performance against the annual plan approved by the Board; and

• identify opportunities and risks affecting the Company’s business, develop and provide relevant reports to the Board related thereto and, in consultation with the Board, implement appropriate mitigation strategies.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

(i)   the role of the board, its committees and its directors, and

(ii)  the nature and operation of the issuer’s business.
All new directors receive an orientation binder, which includes a record of historical public information about the Company, a copy of the Company’s Code of Business Conduct and Ethics, the mandate of the Board and the charters of the Board committees, and other relevant corporate and business information and securities filings. In addition, the Company’s orientation for directors involves meeting with the Chairman, as well as with senior management of the Company for an interactive introductory discussion about the Company, providing the directors with an opportunity to ask questions. New directors are also expected to attend a Company auction shortly after their appointment and to attend as an observer at least one meeting of each Board committee during their first year. All directors are also encouraged to meet with management informally, visit auction sites and attend at least one auction per year.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Senior management makes regular presentations to the Board on the main areas of the Company’s business and updates the Board quarterly on the Company’s financial and operating performance. Periodically, directors tour the Company’s various facilities and are expected to attend Company auctions.

Directors are encouraged to take relevant professional development courses at the Company’s expense and at times, the Company also recommends appropriate courses and conferences and encourage directors to attend. For example, a number of directors have attended the NACD Director Professionalism Course at the expense of the Company. The Company also canvases the directors on an annual basis to determine what courses or training each of them has attended during the past year, and the Chair reviews the results with individual directors.

Disclosure Requirements under 58-101F1	Company Disclosure

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)   disclose how a person or company may obtain a copy of the code.

(ii)  describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a Code of Business Conduct and Ethics that can be found on the Company’s website and on SEDAR at www.sedar.com.

The Board and management review and discuss from time to time the effectiveness of the Company’s Code of Business Conduct and Ethics and any areas or systems that may be further improved. The Company performs a Code of Business Conduct and Ethics compliance review on an annual basis, and seeks confirmation of understanding of and adherence to the Code from all employees throughout the Company and from directors.

There has been no material change report that has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.
The Company complies with the relevant provisions under the Canada Business Corporations Act that deal with conflict of interest in the approval of agreements or transactions and the Company’s Code of Business Conduct and Ethics sets out additional guidelines in relation to conflict of interest situations. The Company, through directors’ and officers’ questionnaires and other systems, also gathers and monitors relevant information in relation to potential conflicts of interest that a director or officer may have.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company was founded on, and the business continues to be successful largely as a result of, a commitment to ethical conduct and doing what is right. Employees are regularly reminded about their obligations in this regard and senior management demonstrates a culture of integrity and monitors employees by being in attendance at most of the Company’s industrial auctions. This culture is clearly articulated in the Company’s strategy document, which was approved by the Board. A summary of the Company’s strategy document was presented to all employees of the Company in 2010.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.	The Nominating and Corporate Governance Committee reviews the competencies and skills of the Board from time to time and identifies any areas where additional strength may be needed. When considering and identifying potential candidates for new directors, the Committee considers what additional skills or attributes may be needed on the Board. The Nominating and Corporate Governance Committee also has adopted an annual assessment process for the Board and Committees.

The Board reviews its composition and size on a regular basis. The Board feels that the size of six to eight members is reasonable given the current size and complexity of the Company. The Company believes that the directors that have been added to the Board in recent years have brought additional experience to the Board and have allowed the Board to increase the number of unrelated and independent directors, while still permitting it to operate in an efficient manner.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The Company currently has a Nominating and Corporate Governance Committee, composed entirely of independent directors. The Committee has three members:

Chair: Eric Patel

Members: Robert W. Murdoch and Beverley A. Briscoe

The Committee is responsible for proposing new nominees to the Board, in accordance with the guidelines articulated in the Nominating and Corporate Governance Committee’s charter, which is available on the Company’s website.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Nominating and Corporate Governance Committee has the responsibility for overseeing the evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board and the contribution of individual directors, by virtue of its charter.

The charter of the Nominating and Corporate Governance Committee can be found on the Company’s website.

7. Compensation (a) Describe the process by which the board determines the compensation for issuer’s directors and officers.	Please refer to the discussion included in the Compensation Discussion and Analysis commencing on page 9 and to the discussion of director compensation commencing on page 6.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Board has appointed a compensation committee. This Committee has three members:

Chair: Edward B. Pitoniak

Members: James M. Micali and Christopher Zimmerman

The NYSE rules for United States companies require that all of the members of a Compensation Committee be independent. The Board determined that the Company has been in compliance with this requirement since August 2005.

This Committee met four times in 2010 and all members attended all meetings.

The charter of the Compensation Committee can be found on the Company’s website.

Disclosure Requirements under 58-101F1	Company Disclosure

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the Compensation Committee are as described in its charter, a copy of which can be found on the Company’s website.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Until 2008, the Compensation Committee reviewed directors’ and executive officers’ compensation on a regular basis and regularly engaged outside advisors to assist with its review. Starting in 2008, the Nominating and Corporate Governance Committee took over responsibility for the review of directors’ compensation. To make its recommendation on directors’ compensation, the Nominating and Corporate Governance Committee took into account the types of compensation and the amounts paid to directors of other comparable companies and used the services of an outside advisor (Mercer). The Compensation Committee also engaged Mercer in 2008 to review and provide recommendations for executive officer compensation and intends to engage a compensation consultant again in 2011. Please see the Compensation Discussion and Analysis commencing on page 9 for further details.

Please see Compensation of Directors commencing on page 6 for information about the compensation received by the directors in 2010.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.
9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
The Board has an annual assessment process for the Board and its committees, including an individual board member evaluation process. The process is administered by the Nominating and Corporate Governance Committee. The process considers Board and Committee performance relative to the Board mandate or relevant Committee charters, as appropriate, and provides a mechanism for all directors to assess and provide comments on Board, Committee and Director performance. The results of the annual assessment are shared with all Board members.
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at February 28, 2011, according to the records of Computershare Trust Company of Canada, the registrar and transfer agent of the Company, there were 105,814,820 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on March 18, 2011 are entitled to receive notice of and to vote at the Meeting. The directors of the Company have fixed the close of business on March 18, 2011 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.
To the knowledge of the directors and senior officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or control or direct Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company, other than certain institutional shareholders who have filed Schedule 13Gs with the United States Securities and Exchange Commission.

GENERAL PROXY INFORMATION
Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.
A shareholder has the right to appoint a person to attend and act as proxyholder on the shareholder’s behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.
A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.
Voting of Shares Represented by Proxy
A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).
If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice in the proxy as to how such shareholder’s shares are to be voted with respect to any matter to be acted upon, the shares will be voted accordingly.
If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted “FOR” each of the director candidates nominated by the Board and “FOR” each of the other matters identified therein.
Amendments or Variations and Other Matters
Management of the Company is not aware of any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.
Validity of Proxy
A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing. If the proxy is not dated, it will be deemed to bear the date on which it is mailed by the management of the Company to the shareholders. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc), then all those registered should sign the proxy. The form of proxy should be signed in the exact manner as the name appears on the proxy.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.
Deposit of Proxy
In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
Non-registered Shareholders
Non-registered shareholders whose shares may be registered in the name of a third party, such as a broker or trust company, may exercise voting rights attached to shares beneficially owned by them. Applicable securities laws require intermediaries to seek voting instructions from non-registered shareholders. Accordingly, unless a non-registered shareholder has previously instructed their intermediaries that they do not wish to receive materials relating to shareholders’ meetings, non-registered shareholders should receive or have already received from their intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. If non-registered shareholders wish to attend and vote the shares owned by them directly at the Meeting, such non-registered holders should follow the procedures in the directions and instructions provided by or on behalf of the intermediary. For example, these non-registered shareholders can insert their name in the space provided on the request for voting Instructions or proxy form or request a form of proxy which will grant the non-registered holder the right to attend the meeting and vote in person. Non-registered shareholders should carefully follow the directions and instructions of their intermediary, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered.
Only registered shareholders as of the close of business on March 18, 2011 (the record date for voting at the Meeting) have the right to vote in person at the Meeting or to execute, deliver or revoke a proxy with the Company in respect of voting at the Meeting.
The Company has not sent any proxy-related materials that solicit votes or voting instructions directly to any non-registered shareholders. Non-registered shareholders who wish to vote or change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to make necessary voting arrangements, change the vote and, if necessary, revoke the relevant proxy.
ADDITIONAL INFORMATION
The Company will provide to any person or company, upon request made to the Corporate Secretary of the Company, a copy of: the Company’s current Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference; the Company’s consolidated comparative financial statements for its most recently completed fiscal year together with the accompanying report of the auditor and management’s discussion and analysis of financial condition and results of operations (“MD&A”); any interim financial statements of the Company subsequent to the financial statements of the Company’s most recently completed fiscal year that have been filed together with the relevant MD&A; and the Company’s information circular in respect of its most recent annual meeting of shareholders. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information.

Additional information relating to the Company, including financial information provided in the Company’s comparative financial statements and MD&A for the most recently completed financial year, is available on the SEDAR website at www.sedar.com.
SHAREHOLDERS PROPOSALS
Shareholder proposals to be considered at the 2012 Annual Meeting of shareholders of the Company must be received at the principal office of the Company no later than December 16, 2011 to be included in the information circular and form of proxy for such Annual Meeting.
APPROVAL OF CIRCULAR
The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.
Dated at Vancouver, British Columbia, this 28th day of February, 2011.
By Order of the Board of Directors
Jeremy Black
Corporate Secretary

SCHEDULE A
ORDINARY RESOLUTION CONFIRMING THE AMENDMENT TO RITCHIE BROS. AUCTIONEERS
INCORPORATED (“the Company”) BYLAWS
“Be it resolved that the deletion in its entirety of paragraph 4 to the Company Bylaws under the heading “Shareholders’ Meeting” and the replacement with the following paragraphs, as previously adopted by the Board of Directors of the Company, be and is hereby confirmed.”
“SHAREHOLDERS’ MEETINGS
4.      a. Quorum — At any meeting of shareholders, a quorum shall be two persons present in person and each entitled to vote thereat and holding or representing by proxy not less than five per cent of the votes entitled to be cast thereat.
b. Participation by Electronic Means — subject to compliance with applicable requirements under the Canada Business Corporations Act and regulations thereunder and applicable securities laws, any person entitled to attend and vote at a meeting of shareholders may (i) vote at the meeting in person or by proxy (and, subject to any determination made from time to time by the board, may appoint a proxy by any method permitted by law and approved by the board from time to time, including but not limited to input of data using telephonic facilities, over certain approved secured internet facilities or other electronic facilities as deemed appropriate by the board); and (ii) participate in the meeting of shareholders by means of telephonic, electronic or other communication facilities that permit all participants to communicate adequately with each other during the meeting, in a manner as approved by the board as orderly and secured and if the Company makes available such communication facilities.
c. Meeting by Electronic Means — subject to compliance with applicable requirements under the Canada Business Corporations Act and regulations thereunder and applicable securities laws, the board may determine the manner of which meetings of shareholders shall be held (either at a specific place, or by means of telephonic, electronic or other communication facilities that permit all participants to communicate adequately with each other, or a combination of the foregoing as the board deems appropriate). When calling a meeting of shareholders, the board may determine that such meeting will be held entirely by means of such telephonic, electronic or other communication facilities, provided that all participants shall be able to communicate adequately with each other during the meeting.
d. Procedures in relation to Electronic Participation — subject to compliance with applicable requirements under the Canada Business Corporations Act and regulations thereunder and applicable securities laws, the board may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of telephonic, electronic or other communications facilities consistent with those procedures. The board may determine from time to time that the voting at any specific meeting shall be held entirely by such means.”

Security Class

Holder Account Number
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Form of Proxy — Annual General and Special Meeting to be held on April 28, 2011
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.	Fold
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 11:00 am, Pacific Time, on April 26, 2011.
ELECTRONIC DELIVERY OF SECURITYHOLDER COMMUNICATIONS
We are implementing a voluntary program for delivery to securityholders of company documents by electronic means. This will result in increased convenience to securityholders, benefits to our environment and reduced costs. This new initiative will give securityholders the ability to electronically access important company documents easily and quickly.
•	You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.

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Appointment of Proxyholder

The Undersigned “Registered Shareholder” of Ritchie Bros. Auctioneers Incorporated (the “Company”) hereby appoints: Robert W. Murdoch, or failing him, Peter J. Blake,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.
as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Ritchie Bros. Auctioneers Incorporated to be held at 9500 Glenlyon Parkway, Burnaby, B.C., V5J 0C6 on April 28, 2011 at 11:00 AM Pacific Time, and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Number of Directors
To set the number of Directors at seven (7).	☐	☐

2. Election of Directors									Fold
	For	Withhold		For	Withhold		For	Withhold

01. Robert Waugh Murdoch	☐	☐	02. Peter James Blake	☐	☐	03. Eric Patel	☐	☐

04. Beverley Anne Briscoe	☐	☐	05. Edward Baltazar Pitoniak	☐	☐	06. Christopher Zimmerman	☐	☐

07. James Michael Micali	☐	☐

	For	Withhold

3. Appointment of Auditors	☐	☐
Appointment of KPMG LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

	For	Against

4. CHANGE TO BYLAWS	☐	☐
Confirm the amendment to Company Bylaws to allow electronic participation in shareholder meetings, as previously approved by the Board of Directors of the Company.			Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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RITCHIE BROS. AUCTIONEERS INCORPORATED
Request for Annual and Interim Financial Statements and MD&A
Under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), Ritchie Bros. Auctioneers Incorporated (the “Corporation”) is only required to deliver annual and interim financial statements and related Management’s Discussion & Analysis form (“MD&A”) to a person or company which owns shares of the Corporation that requests them. However, in compliance with the requirements under the Canada Business Corporations Act, the Corporation will send to all registered shareholders the annual financial statements and related MD&A, unless the registered holder has waived the right to receive a copy in writing.
So, if you are a non-registered holder and you wish to receive the Corporation’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, OR if you are a registered shareholder and wish to receive interim financial statements and MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation’s registrar and transfer agent at the following address:
Computershare Investor Services Inc.
9th floor
100 University Avenue
Toronto, ON
M5J 2Y1
The Corporation reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.
Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under National Instrument 54-101 in respect of such financial statements and MD&A. So, notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements together with MD&A, you should complete and return this form to the Corporation’s registrar and transfer agent.
Please note that a Return Form will be mailed to you each year. This Return Form is a request to receive (i) interim financial statements and MD&A which the Corporation may send to securityholders in 2011 and any other period prior to the Corporation sending a new request form in 2012 and/or (ii) annual financial statements and MD&A for the fiscal year ending December 31, 2011. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.
A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.
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RBAQ

(COMPLETE AND RETURN THIS FORM)
RETURN FORM
RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Corporation”)
(Please mark the appropriate box with a “X”)
Registered Holder

☐	The undersigned is a registered holder of common shares of the Corporation and hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all quarters in 2011 and any subsequent quarters before a new Return Form is sent by the Corporation
Non-Registered Holder

☐	The undersigned is a beneficial holder of common shares of the Corporation and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the year ended December 31, 2011 and MD&A for such statements	☐

(b)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all quarters in 2011 and any subsequent quarters before a new Return Form is sent by the Corporation	☐
The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Name:

Address:

Signature:	Date:

Name and title of person signing if different from name above:

Name and address of broker or intermediary

through which securities are held, if applicable:

FOR BENEFICIAL HOLDERS WHO DO NOT WANT TO DISCLOSE THEIR NAMES AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.